Exhibit 99.1

TransAlta Announces Appointment of Chief Financial Officer

CALGARY, Nov. 13, 2018 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA, NYSE: TAC) today announced the appointment of Christophe Dehout to Chief Financial Officer. Effective immediately, he will replace Brett Gellner, who will continue to serve as Chief Strategy and Investment Officer of TransAlta.

Mr. Dehout brings broad experience in power generation and extensive knowledge of capital markets, mergers and acquisitions, corporate finance and corporate transformations. Most recently Mr. Dehout was at Engie SA as Project Director and Deputy Head of Performance and Group Transformation where he contributed to the successful closing of the transfer of Engie's LNG division to Total SA. Prior to that, Mr. Dehout held increasingly senior roles at Engie where he saw first-hand the conversion of coal and gas power generation to renewables.

"We are excited that Christophe has joined the TransAlta team as our new Chief Financial Officer," said Dawn Farrell, President and Chief Executive Officer. "Christophe brings extensive financial and strategic experience. This, combined with his deep knowledge of the global power market will be pivotal as we transform the company and transition to clean power by 2025."

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

View original content:http://www.prnewswire.com/news-releases/transalta-announces-appointment-of-chief-financial-officer-300749140.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2018/13/c7822.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598, Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 08:50e 13-NOV-18